FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 September 2009

HSBC STRENGTHENS EMERGING MARKETS FOCUS
AS THE GROUP CEO MOVES TO HONG KONG

*** Group CEO also to become Chairman of HSBC's Asia business ***
*** HSBC Holdings to remain domiciled in the UK ***

HSBC, the world's leading international and emerging markets bank, is to relocate the principal office of the Group Chief Executive to Hong Kong, in line with its stated strategy to focus on emerging markets and the unique international connectivity that HSBC's global network offers its 100 million-plus customers around the world. The move further positions the Group for the shift in the world's centre of economic gravity from West to East, while HSBC's continued strong presence in major developed markets reflects the increasingly interconnected nature of the global economy and the profile of the Group's customers.

The Group was founded in Hong Kong and Shanghai in 1865 and remains the largest international bank in the region. Operating from Hong Kong, the hub for HSBC's Asia-Pacific business, the Group Chief Executive, Michael Geoghegan, will be located in the Group's strategically most important region, with a focus on ensuring its growth potential is fully realised. The Group Chief Executive will also assume responsibility for developing Group strategy in agreement with the Group Chairman and for recommendation to the Board. As chair of HSBC's executive management team, the Group Management Board, he will continue to drive company performance within Board agreed strategic goals and commercial objectives.

HSBC Holdings plc, the Group holding company, remains domiciled in the UK and has no plans to move. It will continue to be resident in the UK for tax purposes. The Group Chairman and two Executive Directors, Douglas Flint and Stuart Gulliver, will continue to be based in London. The UK Financial Services Authority remains the lead regulator of the Group. The Group Chief Executive, who will move to Hong Kong from 1 February 2010, will also maintain an office and a regular presence in London.

"The additional management presence in Hong Kong and focus on our faster-growing markets is absolutely right for HSBC and entirely consistent with the strategy we set out in 2006," said Stephen Green, Group Chairman.

"There is absolutely no question of HSBC pulling away from London. We will operate from two equally strategically important centres for the company. Based in London, where we are domiciled and regulated, I will oversee the stewardship of our business and our globally strategic relationships with governments, regulators and with our owners. Based in Hong Kong, Mike will drive the continued development of our business and oversee the executive management team."

"Operating from Hong Kong, I will be on the ground in our largest and most important region," said Michael Geoghegan, Group Chief Executive. "What sets HSBC apart is our leadership across the world's faster-growing markets and our ability to connect them to customers in developed markets. The move we are announcing today mirrors the shape of our business, as well as reflecting our deep roots in Asia and Hong Kong. It is no accident that we market ourselves globally as 'the world's local bank', that is precisely what HSBC is. The reality is that a company of our size, operating in 86 countries and territories worldwide, has several homes and London, where I will retain an office and a regular presence, very much remains among the most important of these."

The Group Chief Executive will also become Chairman of The Hongkong and Shanghai Banking Corporation Limited, succeeding Vincent Cheng on 1 February 2010. Vincent, who has chaired HSBC's highly successful Asia business with distinction since 2005, will continue to report to the Group Chairman and work to develop the Group's business in China, building on its international bank leadership there and continuing to oversee the important initiatives HSBC has in hand there. Vincent remains a member of the Board of HSBC Holdings plc and continues as Chairman of HSBC Bank (China) Company Limited and of HSBC Taiwan.

Commenting on his new responsibilities, Vincent Cheng said: "I very much look forward to helping develop the exciting opportunities we see in China, HSBC's single most strategically important market. We will continue to reinforce our position as the leading international bank in China. I am delighted to continue my long association with HSBC as a main Board member and Chairman of HSBC China. It has been a pleasure and a privilege to serve for more than four years as the Chairman of the Asia business, for which I thank my many talented colleagues."

In support of these changes and the relocation of the principal office of the Group Chief Executive, the Group will also make a number of senior executive management changes, with effect from 1 February 2010, as follows:

Sandy Flockhart, Executive Director, will be appointed Chairman Personal and Commercial Banking, reporting to the Group Chief Executive and based in Hong Kong. Sandy will have responsibility for: Personal Financial Services and Commercial Banking business globally; HSBC's Latin American and African businesses; the Group's technology, services and operations; and most Group functions, including Human Resources, Marketing and Legal. He will deputise within Asia-Pacific for the Group Chief Executive when the latter is absent from the region.

Stuart Gulliver, Executive Director, will be appointed Chairman Europe and the Middle East, reporting to the Group Chief Executive and based in London. In this capacity he will assume overall responsibility for all HSBC's businesses across Europe and the Middle East. Stuart will continue to manage Global Banking and Markets and Asset Management and also take responsibility for Global Private Banking and Insurance. Stuart will become Chairman of HSBC Bank plc and of HSBC Bank Middle East.

Douglas Flint, Executive Director, will assume responsibility for Compliance in addition to his existing remit for Credit and Risk, and Finance. His title will change to Chief Financial Officer, Executive Director Risk and Regulation, and he will report to the Group Chief Executive and be based in London.

Peter Wong will be appointed Chief Executive of The Hongkong and Shanghai Banking Corporation Limited, succeeding Sandy Flockhart and reporting to Michael Geoghegan. Peter becomes a Group Managing Director and a member of the Group Management Board.

Brendan McDonagh, Group Managing Director and Chief Executive of HSBC North America Holdings, will continue to report to the Group Chief Executive.

Appointments are subject to appropriate regulatory and other approvals.

For further information:

Group Management Office - London:
Patrick McGuinness Head of Group Press Office Telephone: +44 (0)20 7991 0111	Alastair Brown Manager Investor Relations Telephone: +44 (0)20 7992 1938

Hong Kong: Gareth Hewett Deputy Head of Group Communications (Asia) Telephone: +852 2822 4929	Hugh Pye Head of Investor Relations (Asia) Telephone: +852 2822 4908

Notes to editors:

1. Biographies

Brief biographies for Vincent Cheng, Douglas Flint, Sandy Flockhart, Michael Geoghegan, Stephen Green, Stuart Gulliver, Brendan McDonagh and Peter Wong are available from the media contacts listed above.

2. HSBC Holdings plc

This announcement is issued by HSBC Holdings plc. HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. 'HSBC' means the HSBC Group unless the context otherwise requires. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 25 September 2009